Exhibit 99.2

SUPPLEMENTAL INDENTURE No.3

SUPPLEMENTAL INDENTURE No.3 (this “Supplemental Indenture”) dated as of October 14, 2022 among Maxeon Solar Technologies, Ltd. (or its successor) (the “Company”), SunPower Philippines Manufacturing Ltd. (“SunPower Philippines”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited, as Collateral Trustee (the “Collateral Trustee”) and Rizal Commercial Banking Corporation – Trust and Investments Group, as supplemental collateral trustee (the “Supplemental Collateral Trustee”) under the indenture referred to below.

WHEREAS the Company (or its successor) and the guarantors named therein have heretofore executed and delivered to the Trustee and the Collateral Trustee an indenture dated as of August 17, 2022 (as amended by the Supplemental Indenture No.1, dated September 30, 2022, by and among the Company, the Trustee and the Collateral Trustee and the Supplemental Indenture No.2, dated October 14, 2022, by and among the Company, the New Guarantor named therein, the Trustee and the Collateral Trustee (the “Indenture”), providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes (the “Notes”), initially in an aggregate principal amount of $207,000,000;

WHEREAS, pursuant to Section 11.09 of the Indenture, the Company is authorized to appoint an additional institution as a separate collateral trustee or a supplemental collateral trustee by executing a supplemental indenture;

WHEREAS, pursuant to Section 11.09 of the Indenture, the Company intends to appoint the Supplemental Collateral Trustee as collateral trustee in respect of Collateral (the “Philippine Collateral”) governed by a Philippine law governed all-asset omnibus security agreement (the “Philippine Security Document”) dated on or about the date of this Supplemental Indenture between SunPower Philippines and the Supplemental Collateral Trustee;

WHEREAS, pursuant to Section 8.01 of the Indenture, the Trustee and the Company are authorized to execute and deliver this Supplemental Indenture without the consent of any Holder of the Notes;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, SunPower Philippines, the Trustee, the Collateral Trustee and the Supplemental Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows:

1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

2. Appointment of Supplemental Collateral Trustee. The Company hereby appoints, and SunPower Philippines hereby acknowledges and agrees to the appointment of, the Supplemental Collateral Trustee as collateral trustee in respect of the Philippine Collateral.

3. Agreement to be Bound by the Indenture. The Supplemental Collateral Trustee agrees, with respect to the Philippine Collateral:

3.1 that each and every right, power, privilege or duty expressed or intended by the Indenture or the Philippine Security Document (other than the rights arising in respect of the Parallel Debt under Section 11.04 of the Indenture) to be exercised by or vested in or conveyed to the Supplemental Collateral Trustee with respect to the Philippine Collateral shall be exercisable by and vest in the Supplemental Collateral Trustee to the extent, and only to the extent, necessary to enable the Supplemental Collateral Trustee to exercise such rights, powers and privileges with respect to the Philippine Collateral and to perform such duties with respect to the Philippine Collateral, and every covenant and obligation contained in the Philippine Security Document and necessary to the exercise or performance thereof by the Supplemental Collateral Trustee (other than covenants and obligations relating to the Parallel Debt) shall run to and be enforceable by the Supplemental Collateral Trustee as the context may require; and

3.2 that the provisions of the Indenture (and, in particular, Article 11 thereof) that refer to the Collateral Trustee shall inure to the benefit of the Supplemental Collateral Trustee and all references therein to the Collateral Trustee shall be deemed to be references to the Supplemental Collateral Trustee, in addition to the Collateral Trustee.

4. Notices.

4.1 All notices or other communications to the Supplemental Collateral Trustee shall be given as provided in Section 13.01 of the Indenture at the following address:

Rizal Commercial Banking Corporation
– Trust and Investments Group
9th Floor, Yuchengco Tower
RCBC Plaza, 6819 Ayala Avenue
Makati City, Philippines 0727

Attention	:	Mr. Ryan Roy W. Sinaon
Telephone	:	63 (02) 8894-9000 local 1278
Email address	:	rwsinaon@rcbc.com

5. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby.

6. Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

7. Trustee, Collateral Trustee and the Supplemental Collateral Trustee Make No Representation. The Trustee, Collateral Trustee and the Supplemental Collateral Trustee make no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

8. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

9. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture No.3 to be duly executed as of the date first above written.

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

[Signature Page to Supplemental Indenture No.3]

SUNPOWER PHILIPPINES MANUFACTURING LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

[Signature Page to Supplemental Indenture No.3]

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS TRUSTEE, REGISTRAR, PAYING AGENT, CONVERSION AGENT

By:	/s/ Annie Jaghatspanyan
Name:	Annie Jaghatspanyan
Title:	Vice President

By:	/s/ Irina Golovashchuk
Name:	Irina Golovashchuk
Title:	Vice President

DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE

By:	/s/ Lau, Tung Tung Christy
Name:	Lau, Tung Tung Christy
Title:	Authorized Signatory

By:	/s/ Melissa Chow
Name:	Melissa Chow
Title:	Authorized Signatory

[Signature Page to Supplemental Indenture No.3]

RIZAL COMMERCIAL BANKING CORPORATION – TRUST AND INVESTMENTS GROUP, AS SUPPLEMENTAL COLLATERAL TRUSTEE

By:	/s/ Ryan Roy W. Sinaon
Name:	Ryan Roy W. Sinaon
Title:	First Vice President

By:	/s/ Joel B. Crystal
Name:	Joel B. Crystal
Title:	Vice President

[Signature Page to Supplemental Indenture No.3]